Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128155
PROSPECTUS
THE IMMUNE RESPONSE CORPORATION
2,083,532 Shares of Common Stock
This prospectus relates to the offer and sale of up to 2,083,532 shares of common stock, $0.0025 par value per share, of The Immune Response Corporation (“we,” “Immune Response” or the “Company”) by Cornell Capital Partners, LP (“Cornell Capital Partners”). The shares are issuable by us to Cornell Capital Partners upon the conversion of a convertible debenture in the principal amount of $1,000,000 held by Cornell Capital Partners and the exercise of warrants held by Cornell Capital Partners. Please refer to “Selling Stockholder” beginning on page 15.
We will not receive any of the proceeds from the sale of the shares offered under this prospectus, although we might receive proceeds from the exercise of the warrants. However, to the extent that warrants are exercised via “net exercise”, we will not receive proceeds from the exercise of those warrants. We will bear all costs associated with the registration of the shares under this prospectus. However, Cornell Capital Partners will pay any commissions, fees and discounts of underwriters, brokers, dealers or agents.
Cornell Capital Partners may, at its discretion, sell the shares from time to time at prices established on the Nasdaq SmallCap Market (“Nasdaq”). Cornell Capital Partners may sell these shares directly to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from either Cornell Capital Partners or the purchasers of the shares, or both of them. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under the applicable state securities laws or that an exemption from registration is available.
On September 2, 2005, the last reported sale price of our common stock was $0.50 per share. Our common stock is presently listed on Nasdaq under the symbol “IMNR.” Sale prices will fluctuate based on the demand for the shares of our common stock.
These securities are speculative and involve a high degree of risk.
You should purchase securities only if you can afford a complete loss of your investment.
See “Risk Factors” beginning on page 2.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission; nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2005.

Prospectus Summary
This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss later in “Risk Factors.” Unless the context requires otherwise, the words “we,” “Company,” “us” and “our” refer to The Immune Response Corporation.
ABOUT THE IMMUNE RESPONSE CORPORATION
The Immune Response Corporation is a biopharmaceutical company dedicated to becoming a leading immune-based therapy company in HIV and multiple sclerosis (MS). The Company’s HIV products are based on its patented whole-killed virus technology, co-invented by Company founder Dr. Jonas Salk to stimulate HIV immune responses. Remune ® , currently in Phase II clinical trials, is being developed as a first-line treatment for people with early-stage HIV. We have initiated development of a new immune-based therapy, IR103, which incorporates a second-generation immunostimulatory oligonucleotide adjuvant and is currently in Phase I/II clinical trials in Canada and the United Kingdom.
The Immune Response Corporation is also developing an immune-based therapy for MS, NeuroVax TM , which is currently in Phase II clinical trials and has shown potential therapeutic value for this difficult-to-treat disease.
All of our products are still in the development stage. We have never had revenues from the sale of products. We were founded in 1986.
SUMMARY OF THE OFFERING
This offering relates to the resale of up to 2,083,532 shares of common stock by Cornell Capital Partners, 1,583,532 of which shares are issuable upon the conversion of an August 4, 2005 convertible debenture which we issued against a bridge loan from Cornell Capital Partners in the principal amount of $1,000,000 and 500,000 of which shares are issuable upon the exercise of warrants issued to Cornell Capital Partners in connection with the bridge loan.

Common Stock Offered	The resale of up to 2,083,532 shares of common stock underlying a convertible debenture and warrants issued to Cornell Capital Partners.

Offering Price	Market Price

Common Stock Outstanding Before the Offering	53,325,293 shares as of September 15, 2005.

Use of Proceeds	We will not receive any proceeds of the shares offered by Cornell Capital Partners. However, to the extent that warrants are exercised, we might receive proceeds from the exercise of these warrants unless the warrants are exercised via “net exercise.” We plan to use those proceeds for general working capital purposes. See “Use of Proceeds.”

Risk Factors	The securities offered hereby involve a high degree of risk and immediate substantial dilution. See “Risk Factors.”

Nasdaq SmallCap Market symbol	IMNR

Risk Factors
Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below, which we believe are all the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our company.
We need more cash immediately, and also on an ongoing basis.
We have never generated any revenue from product sales. As of June 30, 2005, we had an accumulated deficit of approximately $339,300,000, cash and cash equivalents of only $1,100,000, a working capital deficiency of $578,000 and a deficiency in stockholders’ equity of $2,128,000. Because we do not anticipate generating any revenue from our products until at least the fourth quarter of 2009, if at all, we will continue to have negative cash flow.
We need to raise substantial additional capital to fund our operations and repay our loan obligations beyond the second quarter of 2006. We may need to raise additional capital before the second quarter of 2006 if we commence a Phase III clinical trial with Remune®. We will need to raise substantial funds to continue our operations and to conduct research and development, preclinical studies and clinical trials necessary to bring our potential products to market and to establish manufacturing and marketing capabilities. We will continue to have limited cash resources. There can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions will not be unfavorable to us.
We entered into a Standby Equity Distribution Agreement, or the SEDA, with Cornell Capital Partners on July 15, 2005. The SEDA prohibits us from, during its term, issuing securities in an equity financing without the consent of Cornell Capital Partners, which consent is not to be unreasonably withheld. Therefore, we will be dependent for our equity capital needs over the next two years on Cornell Capital Partners and the SEDA. If Cornell Capital Partners becomes unable or unwilling to honor its obligations under the SEDA, we would be at grave risk.
We have the opportunity to raise an additional $16,700,000 if all of the Class B warrants that were issued upon exercise of our Class A warrants are exercised. Our Class B warrants are redeemable by us if the price of our common stock is equal to or greater than $3.32 for ten consecutive trading days. However, there can be no assurances that our stock price will rise to $3.32 so as to enable us to call the Class B warrants for redemption, nor that (even in that event) all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.
We have the opportunity to raise an additional $11,800,000 if all the warrants issued in connection with the October 2003 private placement are exercised for cash. The warrants issued in the October 2003 private placement are redeemable by us if the price of our common stock is equal to or greater than $8.00 for 20 consecutive trading days. However, there can be no assurances that our stock price will rise to $8.00 so as to enable us to call the warrants for redemption, nor that (even in that event) all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.
Additionally, we have the opportunity to raise $7,100,000 if all the warrants issued in connection with the April 2004 private placement are exercised for cash. The warrants issued in the April 2004 private placement are exercisable by the holders at any time between October 2004 and April 2009 at $2.75 per share. However, there is no assurance that our stock price will rise to the $2.75 per share exercise price and/or that all or any portion of the warrants will be exercised by the initial purchasers or by any subsequent holders.
Finally, we could raise an additional $462,000 if all the 500,000 warrants issued to Cornell Capital Partners in connection with the August 2005 bridge loan are exercised for cash. The warrants issued in connection with the bridge loan are exercisable by Cornell Capital Partners at any time between August 2005 and August 2010 at $0.924 per share. However, there is no assurance that our stock price will rise to the $0.924 per share exercise price and/or that all or any portion of the warrants will be exercised by Cornell Capital Partners or by any subsequent holders. Also, Cornell Capital Partners or any subsequent holders could exercise these warrants via “net exercise,” in which case we would not receive any cash in connection with the exercise.

On September 9, 2002, we commenced the implementation of a cost reduction strategy to focus our core competencies on efforts related to the research, development, commercialization and production of Remune®. The cost reductions related to research, administrative and operational costs have been offset by increased costs relating to increasing our production capabilities at our King of Prussia, Pennsylvania facility and conducting additional clinical trials. Since then we have also renewed our focus on NeuroVaxTM and commenced development of IR103.
The timing and amount of our future capital requirements will depend on many factors, including (but not limited to):
•	the timing of approval to begin new clinical trials;

•	our ability to raise additional funding and the amounts raised, if any;

•	the time and cost involved in obtaining regulatory approvals;

•	continued scientific progress in our research and development programs;

•	the scope and results of preclinical studies and clinical trials;

•	the cost of manufacturing scale-up;

•	the costs involved in filing, prosecuting and enforcing patent claims;

•	competing technological and market developments;

•	effective commercialization activities and arrangements;

•	the costs of defending against and settling lawsuits; and/or

•	other factors not within our control or known to us.
Our access to capital could be limited if we do not progress in:
•	obtaining regulatory approvals;

•	our research and development programs;

•	our preclinical and clinical trials; or

•	scaling up manufacturing.
Our access to capital also could be limited by:
•	our covenant in the SEDA not to, during its term, engage in any other equity financing without the consent of Cornell Capital Partners, which is not to be unreasonably withheld, and a similar covenant made by us in connection with the Cornell Capital Partners bridge loan;

•	the timing of stockholder approval to allow the sale of the bulk of the shares of common stock under the SEDA;

•	overall financial market conditions;

•	applicable Nasdaq rules and federal and state securities laws;

•	the security interest in our intellectual property in respect of the $5,741,000 principal amount of the 2007 Mortgage Note issued to Cheshire Associates LLC (Cheshire), an affiliate of Kevin Kimberlin (who is one of our directors and our principal stockholder);

•	the security interest in substantially all of our assets in respect of Cornell Capital Partners’ convertible debenture;

•	the effect of the potential for conversion of the 2007 Mortgage Note into approximately 8,201,000 shares of common stock;

•	the effect of the potential for conversion of the Cornell Capital Partners convertible debenture into approximately 1,584,000 shares of common stock and the potential for exercise of Cornell Capital Partners’ warrants into 500,000 shares of common stock;

•	the effect of the potential for exercise of outstanding options and warrants exercisable into approximately 33,719,000 shares of common stock not including the warrants issued in connection with Cornell Capital Partners’ bridge loan;

•	the effect of the potential for conversion of 688,000 shares of Series A Convertible Preferred Stock issued in January 2004 to Cheshire, an affiliate of Kevin Kimberlin. The Series A Convertible Preferred Stock is currently convertible into 6,193,000 shares of common stock and with the passage of time will become convertible into up to a maximum of 8,258,000 shares of common stock; and

•	the issuance of a placement agent option to Spencer Trask Ventures, Inc., (an affiliate of Kevin Kimberlin) and its transferees that is exercisable for 1,672,000 shares of common stock, 1,438,000 Class A warrants and 1,452,000 Class B warrants, all of which are not redeemable by us.
Our independent registered public accountants have expressed substantial doubt as to our ability to continue as a going concern.
As of June 30, 2005, we had an accumulated deficit of $339,300,000. We have not generated revenues from the commercialization of any product. We expect to continue to incur substantial net operating losses over the next several years, which would imperil our ability to continue operations. We may not be able to generate sufficient product revenue to become profitable on a sustained basis, or at all, and do not expect to generate significant product revenue before the end of 2009, if at all. We have operating and liquidity concerns due to our significant net losses and negative cash flows from operations. As a result of these and other factors, our independent registered public accountants, Levitz, Zacks & Ciceric, indicated, in their report on our 2004 consolidated financial statements, that there is substantial doubt about our ability to continue as a going concern.
Our failure to successfully develop our product candidates, Remune®, IR103 and NeuroVaxTM, may cause us to cease operations.
We have not completed the development of any products. As part of our restructuring program announced in September 2002, we halted development of most of our products other than Remune® and NeuroVaxTM. Our other potential therapies, which were under development prior to September 2002, would require significant additional research and development efforts, funding and regulatory approvals if we recommence development in the future. We are dependent upon our ability to successfully develop Remune®, IR103 and NeuroVaxTM and our failure to do so may cause us to cease operations.
In May 1999 we discontinued a Phase III clinical endpoint trial of Remune® because differences in clinical endpoints were not observed between treatment groups and extending the trial would have been unlikely to provide sufficient additional clinical endpoints. The discontinuation of the Phase III trial has had a material adverse effect on us. We cannot assure you that any future Phase III trials of Remune® (or related drug candidate, IR103) will be conducted. Furthermore, we cannot guarantee that we, or our corporate collaborators, if any, will ever obtain any regulatory approvals of Remune® (or related drug candidate, IR103).

The results of our pre-clinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial financial and other resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to develop any products. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both. None of our potential products may prove to be safe or effective in clinical trials. Approval by the Food and Drug Administration, or other regulatory approvals, including export license permissions, may not be obtained and even if successfully developed and approved, our products may not achieve market acceptance. Any products resulting from our programs may not be successfully developed or commercially available for several years, if at all.
Moreover, unacceptable toxicity or side effects could occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. Although preliminary research and clinical evidence have shown Remune®, IR103 and NeuroVaxTM to be safe, the appearance of any unacceptable toxicity or side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market.
The lengthy product approval process and uncertainty of government regulatory requirements may delay or prevent us from commercializing products. We must work to re-establish our credibility with the FDA.
Clinical testing, manufacture, promotion, export and sale of our products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and numerous foreign regulatory agencies worldwide. This regulation may delay or prevent us from commercializing products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, seizure or recall of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant pre-market approval, withdrawal of marketing approvals and criminal prosecution.
The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy and expensive. We may not receive necessary international regulatory or FDA clearances for Remune® or any of our other potential products in a timely manner, or at all. The length of the clinical trial process and the number of patients regulatory agencies will require to be enrolled in the clinical trials in order to establish the safety and efficacy of our products is uncertain.
Even if additional Phase III clinical trials of Remune® or our other products are initiated and successfully completed, the FDA and numerous foreign regulatory agencies may not approve Remune® or our other products for commercial sale. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals. Regulatory requirements are evolving and uncertain. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products. We may not be able to obtain the necessary approvals for clinical trials, manufacturing or marketing of any of our products under development. Even if commercial regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed.
In addition, a marketed product is subject to continual regulatory review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.
Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA’s Good Manufacturing Practices, or GMP, requirements. In complying with the FDA’s GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that products meet applicable specifications and other requirements. Failure to comply and maintain compliance with the FDA’s GMP requirements subjects manufacturers to possible FDA regulatory action and as a result may have a material adverse effect on us. We, or our contract manufacturers, if any, may not be able to maintain compliance with the FDA’s GMP requirements on a continuing basis. Failure to maintain compliance could have a material adverse effect on us.
The FDA has not designated expanded access protocols for Remune® or our other products as “treatment” protocols. The FDA may not determine that Remune® or our other products meets all of the FDA’s criteria for use of an investigational drug for treatment use. Even if Remune® or our other products are allowed for treatment use, third party payers may not provide reimbursement for the costs of treatment with Remune® or our other products. The FDA also may not consider Remune® or our other products under development to be appropriate candidates for accelerated approval, expedited review or fast track designation.
The timing and substance of most FDA decisions are, as a practical matter, discretionary. Past events have raised doubts in the minds of some persons at the FDA regarding our corporate credibility and the viability of Remune®. Our efforts to re-establish our credibility may not succeed; but if they don’t, the FDA approvals that are indispensable if we are to survive and succeed may be delayed or denied despite any merit our applications may have.
Marketing any drug products outside of the United States will subject us to numerous and varying foreign regulatory requirements governing the design and conduct of human clinical trials and marketing approval. Additionally, our ability to export drug candidates outside the United States on a commercial basis is subject to the receipt from the FDA of export permission, which may not be available on a timely basis, if at all. Approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may be even longer than that required to obtain FDA approval. Foreign regulatory approval processes include all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country.
Before we will be permitted to export Remune® to foreign countries for clinical use in those countries, we need to meet a number of regulatory requirements. One of those requirements is that we must ensure that we can manufacture Remune® at our United States manufacturing facility in a manner that is in “substantial compliance” with current United States GMP requirements. We must provide the FDA with “credible scientific evidence” that Remune® would be safe and effective under the conditions of proposed use in foreign countries. There can be no assurance, however, that we will successfully meet any or all of these requirements for the export of Remune®, and if we are unable to successfully meet all regulatory requirements, we will not be permitted by the FDA to export Remune® to foreign countries for clinical use, even if the foreign governments were to approve Remune® for clinical use.
Technological change and competition may render our potential products obsolete.
The pharmaceutical and biotechnology industries continue to undergo rapid change, and competition is intense and we expect it to increase. Competitors may succeed in developing technologies and products that are more effective or affordable than any that we are developing or that would render our technology and products obsolete or noncompetitive. Many of our competitors have substantially greater experience, financial and technical resources and production and development capabilities than we. Accordingly, some of our competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than we, or technologies and products that are more effective and/or affordable than any that we are developing.
Our lack of commercial manufacturing and marketing experience and our dependence on third parties for manufacturing may prevent us from successfully commercializing products.
We have not manufactured any of our products in commercial quantities. We may not successfully make the transition from manufacturing clinical trial quantities to commercial production quantities or be able to arrange for contract manufacturing and this could prevent us from commercializing products or limit our profitability from our products. Even if Remune® or our other products are successfully developed and receives FDA approval, we have not demonstrated the capability to manufacture Remune® or our other products in commercial quantities. Except for Remune® (and, by extension, IR103), we have not demonstrated the ability to manufacture any of our treatments in large-scale clinical quantities. We rely on a third party for the final inactivation step of the Remune® manufacturing process. If the existing manufacturing operations prove inadequate, there can be no assurance that any arrangement with a third party can be established on a timely basis or that we can establish other manufacturing capacity on a timely basis.
We have no experience in the sales, marketing and distribution of pharmaceutical or biotechnology products. Thus, our products may not be successfully commercialized even if they are developed and approved for commercialization and even if we can manufacture them. In addition, our competitors will have significantly greater marketing resources and power than we will.
The manufacturing process of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our products can be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. For these reasons, we would not be able to quickly replace our manufacturing capacity if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if our manufacturing facilities are deemed not in compliance with the GMP requirements, and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would prevent us from successfully commercializing our products.
We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services, we may encounter costs, delays and /or other difficulties in producing, packaging and distributing our clinical trials and finished product. Further, contract manufacturers must also operate in compliance with the GMP requirements; failure to do so could result in, among other things, the disruption of our product supplies. Our potential dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.
Adverse determinations concerning product pricing, reimbursement and related matters could prevent us from successfully commercializing any of our other products.
Our ability to earn revenue on any of our products will depend in part on the extent to which patient reimbursement for the costs of the products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Failure of patients to obtain appropriate cost reimbursement may prevent us from successfully commercializing any of our other products. Third-party payers are increasingly challenging the prices of medical products and services. If purchasers or users of any of our other products are not able to obtain adequate reimbursement for the cost of using the products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products and whether adequate third party coverage will be available. In addition, many HIV patients live in poor countries, which may be unable to afford to pay substantial sums for their citizens’ HIV therapies. Political pressure exists to seek to require manufacturers of HIV therapies to supply them at below-market prices to poor persons and/or poor countries, and this pressure may increase in the future.
Our success may depend upon the acceptance of Remune® and IR103 by the medical and HIV-activist communities.
Our ability to market and commercialize Remune® and IR103 would depend in part on the acceptance and utilization of Remune® and IR103 by the medical and HIV-activist communities. Physician inertia may be a problem for us as it is for many emerging medical products companies. We will need to develop commercialization initiatives designed to increase awareness about us and Remune® and IR103 among targeted audiences, including public health and AIDS activists and community-based outreach groups in addition to the investment community. Currently, we have not developed any commercialization initiatives.
Hazardous materials and environmental matters could expose us to significant costs.
We may be required to incur significant costs to comply with current or future environmental laws and regulations. Although we do not currently manufacture commercial quantities of our product candidates, we produce limited quantities of these products for our clinical trials. Our research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of an incident, we could be held liable for any damages that result, and any liability could exceed our resources. Current or future environmental laws or regulations may have a material adverse effect on our operations, business and assets.
Our patents and proprietary technology may not be enforceable and the patents and proprietary technology of others may prevent us from commercializing products. Some of our patents expire fairly soon.
We have a portfolio of 173 patents worldwide. Although we believe these patents to be protected and enforceable, the failure to obtain meaningful patent protection for our potential products and processes would greatly diminish the value of our potential products and processes.
In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to our products. Patents we are not aware of may adversely affect our ability to develop and commercialize products. Also, our patents related to HIV therapy have expiration dates that range from 2010 to 2017 and our patents related to autoimmune diseases have expiration dates that range from 2010 to 2019. The limited duration of our patents could diminish the value of our potential products and processes, particularly since we do not expect to generate any revenue from our products sooner than the fourth quarter of 2009, if at all.
The patent positions of biotechnology and pharmaceutical companies are often highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon non-patented trade secrets and know how, and others may independently develop substantially equivalent trade secrets or know how. We also rely on protecting our proprietary technology in part through confidentiality agreements with our current and former corporate collaborators, employees, consultants and some contractors. These agreements may be breached, and we may not have adequate remedies for any breaches. In addition, our trade secrets may otherwise become known or independently discovered by our competitors. Litigation may be necessary to defend against claims of infringement, to enforce our patents and/or to protect trade secrets. Litigation could result in substantial costs and diversion of management efforts regardless of the results of the litigation. An adverse result in litigation could subject us to significant liabilities to third parties, require disputed rights to be licensed or require us to cease using proprietary technologies.
Our products and processes may infringe, or be found to infringe, on patents not owned or controlled by us. If relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in the patents, or be required to obtain licenses or redesign our products or processes to avoid infringement.
If Cornell Capital Partners does not convert its convertible debenture into common stock, we must repay the debenture.
We have taken a bridge loan from Cornell Capital Partners, pursuant to which we borrowed $1,000,000 in cash on August 4, 2005. The outstanding principal balance must be repaid in equal monthly installments beginning in October 2005 and ending on August 4, 2006 and bears 12% interest per annum, payable monthly.
The convertible debenture which we issued against the bridge loan is secured by substantially all our assets plus a pledge of a substantial amount of stock. The outstanding principal amount of the convertible debenture is convertible, at the holder’s option, into our common stock at a conversion price of $0.6315, which was 80% of our volume weighted average price (VWAP) on August 4, 2005.
In addition, we issued 500,000 common stock warrants, exercisable for five years at an exercise price of $0.924 per share, to Cornell Capital Partners in connection with the $1,000,000 borrowed under the bridge loan.
We also paid Cornell Capital Partners a cash commitment fee of $100,000 and a cash structuring fee of $10,000 in connection with the bridge loan.
We must be able to use the proceeds under the SEDA with Cornell Capital Partners effectively in order to pay our bridge loan obligations. Even if we are able to use funds available under the SEDA effectively and use the proceeds under the SEDA to pay our bridge loan obligations, this will leave less of the proceeds under the SEDA for us to use on our operations.
Kevin Kimberlin, a member of our Board of Directors, beneficially owns approximately 16.9% of our outstanding common stock and 100% of our outstanding Series A Convertible Preferred Stock and has the rights to acquire an additional 29,456,514 shares of our common stock, which could result in ownership of up to approximately 47.8% of our outstanding shares and could allow him to control or influence stockholder votes.
Kevin B. Kimberlin, a member of our Board of Directors, together with his affiliates and/or related parties, currently owns of record approximately 16.9% of our outstanding shares of common stock. He and they also have the right to acquire, through the conversion of the 2007 Mortgage Note and Series A Convertible Preferred Stock (Series A) and the exercise of options and warrants beneficially owned by them, 29,456,514 additional shares. If his/their 2007 Mortgage Note, Series A, options and warrants were to be converted and exercised in full, Mr. Kimberlin and his affiliates and/or related parties would own approximately 47.8% of our outstanding shares of common stock on a post-conversion/exercise basis.
In addition, Mr. Kimberlin’s affiliate Cheshire Associates LLC agreed to temporarily pledge 6,000,000 shares of our common stock as additional security to Cornell Capital Partners for our performance of our bridge loan obligations. To induce Cheshire to pledge these shares, we agreed to issue 2,000 common stock warrants to Cheshire for each day that Cheshire’s shares remain in pledge.
As a result of ownership of our common stock and Series A and the ability to acquire additional shares, Mr. Kimberlin and his affiliates and/or related persons have the ability to influence, and possibly control, substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The Series A votes with the holders of common stock as a single class and is entitled to three votes for each share of Series A equal to 2,064,438 votes in total. If your interests as a stockholder are different from his interests, you may not agree with his decisions and you might be adversely affected thereby.
Mr. Kimberlin is also a secured creditor.
As collateral for the 2007 Mortgage Note, which has a principal amount of $5,741,000, parties affiliated with and/or related to Kevin Kimberlin, one of our directors and our principal stockholder, have a perfected security interest in our intellectual property. Pursuant to the security agreement, we must comply with covenants with respect to our intellectual property. The security interests and covenants could impair our ability to enter into collaborative and licensing arrangements.
We may be unable to enter into additional collaborations.
We are seeking additional collaborative arrangements to develop and commercialize our products. We may not be able to negotiate collaborative arrangements on favorable terms in the future, or at all, and our current or future collaborative arrangements may not be successful or continue.
You could suffer substantial dilution of your investment as a result of past and future financings.
We will continue to have limited cash resources even though we are entitled to advances of up to an aggregate of $15 million from Cornell Capital Partners under the SEDA. Although our management recognizes the need to secure additional financing, there can be no assurance that we will be successful in consummating any financing transaction or, if consummated, that the terms and conditions of the financing will not be unfavorable to us. In the last three years we have issued very large numbers of shares, plus other securities convertible or exercisable for additional very large numbers of shares, in order to raise cash as required for our survival. As a result, pre-existing stockholders have been substantially diluted.
We have warrants and unit purchase options outstanding which, if exercised, will purchase approximately 27,800,000 shares of our common stock and up to an additional 18,043,000 shares are issuable upon conversion of our outstanding 2007 Mortgage Note, Cornell Capital Partners’ convertible debenture and Series A Convertible Preferred Stock, subject to adjustment. In addition, we may issue up to 1,250,000 shares of our common stock to

Trinity Medical Group, Ltd. pursuant to our License and Collaboration Agreement. Issuance of these additional shares could substantially dilute your interest in us.
Both the SEDA and the bridge loan from Cornell Capital Partners involved and will involve very substantial potential and actual dilution of outstanding equity.
Any other future near-term financings will almost certainly involve substantial dilution of outstanding equity. Any subsequent offerings may also require the creation or issuance of a class or series of stock that by its terms ranks senior to the common stock with respect to rights relating to dividends, voting and/or liquidation. In addition, existing stockholders will experience dilution as a result of the issuance of shares under the SEDA.
You could suffer substantial dilution of your investment if compensatory warrants and options to purchase common stock are exercised for common stock.
As of June 30, 2005 we had reserved approximately 9,397,000 shares of our common stock for potential issuance upon the exercise of stock options (including options already granted under our stock option plans, non-plan stock options already granted, and the still-available share reserve under our stock option plans) or awards and purchases under our employee 401(k) match and employee stock purchase plans. Issuance of these additional shares could substantially dilute your interest in us.
Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings.
Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all. Of the 53,325,293 shares of common stock outstanding as of September 15, 2005, all such shares are, or will be, freely tradable without restriction, unless held by our “affiliates.” Some of these shares may be resold under Rule 144.
Existing stockholders will experience significant dilution from our sale of shares under the SEDA.
We depend on external financing to fund our operations. Our financial needs may be partially provided from the SEDA. The issuance of shares of our common stock under the SEDA, at below-market prices, will have a dilutive impact on our other stockholders and the issuance or even potential issuance of such shares could have a negative effect on the market price of our common stock.
As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price, the more shares of common stock we will have to issue under the SEDA to draw down the full amount. If our stock price is lower, then our existing stockholders would experience greater dilution.
Under the SEDA, Cornell Capital Partners will pay less than the then-prevailing market price of our common stock.
The common stock to be issued under the SEDA agreement will be issued at a 3% discount to the lowest daily VWAP of our common stock during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the SEDA. In addition, Cornell Capital Partners will retain 5% from each advance. Based on this discount, Cornell Capital Partners will have an incentive to sell immediately to realize the gain on the 3% discount. These sales could cause the price of our common stock to decline, based on increased selling of our common stock.
The sale of our stock under the SEDA could encourage short sales by third parties, which could contribute to the future decline of our stock price.
In many circumstances, the provisions of a SEDA have the potential to cause a significant downward pressure on the price of a company’s common stock. This is especially the case if the shares being placed into the market exceed the market’s ability to take up the increased stock or if we have not performed in such a manner to show that the equity funds raised will be used for growth. Such an event could place further downward pressure on the price of our common stock. We may request numerous draw downs pursuant to the terms of the SEDA. Even if we use the SEDA to invest in ways that are materially beneficial to us, the opportunity exists for short sellers and others to contribute to the future decline of our stock price. If there are significant short sales of stock, the price decline that would result from this activity in turn may cause long holders of the stock to sell their shares thereby contributing to sales of stock in the market. If there is an imbalance on the sell side of the market for our common stock, the price will decline.
It is not possible to predict those circumstances whereby short sales could materialize or the extent to which the stock price could drop. In some companies that have been subjected to short sales the stock price has dropped to near zero. This could happen to our stock price.
We may not be able to access sufficient funds under the SEDA when needed.
Our financing needs will have to be provided largely from the SEDA over the next two years. No assurances can be given that such financing will be available in sufficient amounts or at all when needed, in part because the amount of each advance is subject to a maximum advance amount of $500,000, and we may not submit any request for an advance within five trading days of a prior request. In addition, we cannot access the bulk of the SEDA unless and until our stockholders vote to approve such activity. And, if Cornell Capital Partners becomes unable or unwilling to honor its obligations under the SEDA, we would be at grave risk.
We may not be able to obtain a cash advance under the SEDA if Cornell Capital Partners holds more than 9.9% of our common stock.
In the event Cornell Capital Partners holds more than 9.9% of our then-outstanding common stock, we will be unable to obtain a cash advance under the SEDA. A possibility exists that Cornell Capital Partners may own more than 9.9% of our outstanding common stock at a time when we would otherwise plan to request an advance under the SEDA. In that event, if we are unable to obtain additional external funding, we could be forced to curtail or cease our operations.
Cornell Capital Partners may sell shares of our common stock after we deliver an advance notice during the pricing period, which could cause our stock price to decline.
Cornell Capital Partners is deemed to beneficially own the shares of common stock corresponding to a particular advance on the date that we deliver an advance notice to Cornell Capital Partners, which is prior to the date the stock is delivered to Cornell Capital Partners. Cornell Capital Partners may sell such shares any time after we deliver an advance notice. Accordingly, Cornell Capital Partners may sell such shares during the pricing period. Such sales may cause our stock price to decline and if so would result in a lower VWAP during the pricing period, which would result in us having to issue a larger number of shares of common stock to Cornell Capital Partners in respect of the advance.
Our stock may become delisted and subject to penny stock rules, which may make it more difficult for you to sell your securities.
On April 29, 2005, we received notice from the Nasdaq Stock Market (“Nasdaq”) that we are not in compliance with Nasdaq Marketplace Rule 4310(c)(4), which is a standard for continued listing on the Nasdaq SmallCap Market, due to the fact that the closing price of our common stock was below $1.00 for the last 30 consecutive trading days. In accordance with Nasdaq Marketplace Rule 4310(c)(8)(D), we have until October 26, 2005 to regain compliance by having our common stock close at or above $1.00 for a minimum of ten consecutive trading days; provided, however, that Nasdaq may require that our common stock trade at or above $1.00 for up to twenty consecutive trading days before deeming us to be in compliance with Nasdaq listing standards.
In addition, on August 25, 2005, we received notice from Nasdaq that we are not in compliance with the standard for continued listing on the Nasdaq SmallCap Market set forth in Nasdaq Marketplace Rule 4310(c)(2)(B)(ii), due to the fact that the market value of our listed securities was below $35,000,000 for the last ten consecutive trading days. In accordance with Nasdaq Marketplace Rule 4310(c)(8)(C), we have until September 26, 2005 to regain compliance by having a market value of at least $35,000,000 for our listed securities for a minimum of ten consecutive trading days; provided that Nasdaq may require that the market value for our listed securities be at least $35,000,000 for more than ten consecutive trading days under certain circumstances before deeming us to be in compliance with Nasdaq listing standards.
If we are delisted from Nasdaq for any reason, our common stock might be considered a penny stock under regulations of the Securities and Exchange Commission, or the SEC, and if so, would be subject to rules that impose additional sales practice requirements on broker-dealers who buy and sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and warrants and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on Nasdaq. Being delisted would also hurt our ability to raise additional financing.
Legal proceedings could require us to pay substantial amounts of money and impair our operations.
Since July 2001, several complaints have been filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of our common stock at various times between May 17, 1999 and July 6, 2001. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court, and a consolidated, amended complaint was filed in July 2003. The consolidated, amended complaint names us and certain of our former officers as defendants, as well as Agouron Pharmaceuticals, Inc. and one of its officers. The consolidated, amended complaint alleges that we, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of Remune®. On October 31, 2003 the defendants filed motions to dismiss the consolidated, amended complaint. The court denied these motions on June 7, 2005.
On July 5, 2005, a shareholder derivative complaint was filed in the Superior Court of the State of California in the County of San Diego against certain of our current and former officers and directors, seeking an unspecified amount of damages. We are also named as a nominal defendant in the complaint, which alleges, among other things, that such officers and directors breached their fiduciary duties by causing the misrepresentation of our financial results and failing to correct our publicly reported financial results and guidance, and engaged in certain improper acts including abuse of control, gross mismanagement and waste of corporate assets from May 1999 to the present. We and the other defendants are currently in the process of preparing a response to this complaint.
Although we intend to vigorously defend the actions, we cannot now predict or determine the outcome or resolution of these proceedings, or to estimate the amounts of, or potential range of, loss with respect to these proceedings. In addition, the timing of the final resolution of these proceedings is uncertain. The range of possible resolutions of these proceedings could include judgments against us or our former officers or settlements that could require substantial payments by us, which could have a material adverse impact on our consolidated financial position, results of operations and cash flows. These proceedings also might require substantial attention of our management team and therefore, regardless of whether we win or lose the litigation, divert their time and attention from our business and operations.
Our certificate of incorporation and bylaws include provisions that could make attempts by stockholders to change management more difficult.
The approval of 66 2/3% of our voting stock is required to approve specified transactions and to take specified stockholder actions, including the calling of special meetings of stockholders and the amendment of any of the anti-takeover provisions, including those providing for a classified board of directors, contained in our certificate of incorporation. Further, pursuant to the terms of our stockholder rights plan, we have distributed a dividend of one preferred stock purchase right for each outstanding share of common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts. The substantial aggregate equity positions of Mr. Kimberlin and his affiliates and/or related parties would make a hostile takeover attempt very unlikely. The practical effect of these provisions is to require a party seeking control of us to negotiate with our Board of

Directors, which could delay or prevent a change in control. These provisions could limit the price that investors might be willing to pay in the future for our securities and make attempts by stockholders to change management more difficult.
We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person first becomes an “interested stockholder,” unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.
We have a new management team. If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to successfully develop our technology.
Since 2002, we have replaced most of the key members of our executive management. There can be no assurances that we will not lose additional members of our executive management team or, if so, whether we would be able to hire adequate replacements.
Additionally, our ability to conduct business, raise additional financing and commercialize Remune® or our other products may be hindered if we lose additional executive officers or experienced personnel with historical knowledge of our business, transactions, science and technology.
In addition, recruiting and retaining qualified scientific personnel to assist in scaling up our manufacturing facilities and performing future research and development work will be critical to our success. It has been particularly difficult for us to retain personnel in light of the performance of our common stock and the incurrence of substantial net operating losses. We do not have sufficient personnel to fully execute our business plan, and there is currently a shortage of skilled executives and scientists, which is likely to continue. As a result, competition for experienced executives and scientists from numerous companies and academic and other research institutions may limit our ability to hire or retain new executives and other qualified personnel on acceptable terms. If we fail to attract and retain sufficient qualified personnel, we may not be able to develop or implement our technology.
Product liability exposure may expose us to significant liability.
We face an inherent business risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we avoid liability exposure, significant costs could be incurred that could hurt our financial performance and condition.

Special Note Regarding Forward-Looking Statements
This prospectus, including the sections titled “Prospectus Summary” and “Risk Factors,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “could,” “would,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:
•	the progress, timing and completion of research, development and clinical trials for our drug candidates;

•	the time and costs involved in obtaining regulatory approvals of our drug candidates and any limitations imposed by regulatory authorities;

•	our ability to establish, maintain and enforce collaborative arrangements and other agreements to develop and commercialize drug candidates;

•	our ability to establish and protect intellectual property rights in our drug candidates without infringing on the intellectual property rights of others, including the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims and potential drug candidates;

•	our ability to hire and retain the employees necessary to staff our development programs; and

•	our estimates of future performance, including the timing of revenues.
Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.
These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

Selling Stockholder
The following table provides information regarding the beneficial ownership of outstanding shares of our common stock by Cornell Capital Partners, the selling stockholder, both before this offering and as adjusted to reflect the sale of all of the shares offered under this prospectus. The table assumes the issuance of all shares of our common stock being registered hereunder upon conversion of the principal amount of $1,000,000 outstanding under the bridge loan and the exercise of outstanding warrants held by Cornell Capital Partners. Cornell Capital Partners may offer the shares for sale from time to time in whole or in part.

	Shares Beneficially				Shares Beneficially
	Owned			Number of	Owned After
	Before Offering			Shares Being	Offering
Selling Security Holder	Number		Percent(1)	Registered	Number	Percent(1)
Cornell Capital Partners, LP	2,308,532	(2)	4.3%	2,083,532	225,000	0.4%

(1)	Applicable percentage of ownership is based on 52,008,121 shares of common stock outstanding as of September 2, 2005, together with securities exercisable for or convertible into shares of common stock within 60 days of September 2, 2005, for Cornell Capital Partners. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to warrants and convertible securities are treated as outstanding for computing the percentage of Cornell Capital Partners. Cornell Capital Partners possesses sole voting and investment power with respect to the shares.

(2)	Consists of 725,353 shares of common stock issued to Cornell Capital Partners as a commitment fee on July 15, 2005, 1,310,646 shares of common stock issued to Cornell Capital Partners pursuant to draw downs under the Standby Equity Distribution Agreement on August 18, 2005 and August 26, 2005, 1,583,532 shares of common stock issuable to Cornell Capital Partners upon conversion of the $1,000,000 principal amount of the convertible debenture and warrants to purchase 500,000 shares of common stock issued to Cornell Capital Partners in connection with the convertible debenture, all less 1,810,999 shares resold on or before September 2, 2005.
SHARES ACQUIRED IN FINANCING TRANSACTIONS
The following information contains a description of the selling stockholder’s relationship to us, and how the selling stockholder acquired the shares to be sold in this offering is detailed below. The selling stockholder has not held any position or office, or had any other material relationship, with us, except as follows:
Cornell Capital Partners is an investor under the Standby Equity Distribution Agreement and a holder of shares of our common stock. All investment decisions of, and control of, Cornell Capital Partners are held by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. Cornell Capital Partners acquired all shares being registered in this offering in financing transactions with us. Those transactions are explained below:
•	Standby Equity Distribution Agreement. On July 15, 2005, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically sell to Cornell Capital Partners shares of common stock for a total purchase price of up to $15 million. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay us 97% of, or a 3% discount to, the lowest daily VWAP of our common stock during the five consecutive trading day period immediately following the date we notify Cornell Capital Partners that we desire to access the Standby Equity Distribution Agreement. Further, Cornell Capital Partners will retain 5% of each advance under the Standby Equity Distribution Agreement. In connection with the Standby Equity Distribution Agreement, Cornell Capital Partners received a one-time commitment fee of $515,000 in the form of 725,353 shares of common stock.

There are certain risks related to sales by Cornell Capital Partners, including:

•	The outstanding shares will be issued based on a discount to the market rate. As a result, the lower the stock price around the time Cornell Capital Partners is issued shares, the more shares Cornell Capital Partners will receive. This could result in substantial dilution to the interests of other holders of common stock.

•	To the extent Cornell Capital Partners sells its shares of common stock (including the not-yet-issued shares corresponding to a particular advance, which Cornell Capital Partners can sell – even during the pricing period for those same shares), our common stock price may decrease due to the additional shares in the market. This could allow Cornell Capital Partners to receive a greater number of shares of our common stock, the sales of which would further depress the stock price.

•	The significant downward pressure on the price of our common stock as Cornell Capital Partners sells material amounts of common stocks could encourage short sales or traditional sales by third parties. This could place further downward pressure on the price of our common stock.
•	Bridge Loan. On August 4, 2005, we borrowed $1,000,000 in cash from Cornell Capital Partners against a secured convertible debenture. The outstanding principal balance must be repaid in equal monthly installments beginning in October 2005 and ending on August 4, 2006 and bears 12% interest per annum, payable monthly. The outstanding principal amount of the debenture is convertible at the option of Cornell Capital Partners into shares of our common stock at a conversion price of $0.6315 per share, which was 80% of the daily volume weighted average price of our common stock as quoted by Bloomberg, LP on August 4, 2005. In some circumstances the conversion price can be reduced to $0.1579 in the case of an event of default or decreased by the operation of a ratchet-type antidilution provision.

The debenture is secured by substantially all of our assets, plus our pledge of 4,959,705 shares of common stock to Cornell Capital Partners. We will, if we receive stockholder approval to do so, pledge an additional 9,326,000 shares of our common stock to Cornell Capital Partners to secure the debenture. Until then, our obligations will be further secured by a pledge to Cornell Capital Partners of 6,000,000 shares of our common stock from Cheshire Associates LLC, or Cheshire, an affiliate of our director and principal stockholder, Kevin Kimberlin. The pledge of Cheshire’s shares will be released upon satisfaction of all of our obligations under the debenture, or upon the satisfaction of the following conditions: (i) stockholder approval of the issuance of all shares issued or to be issued in connection with the bridge loan and the Standby Equity Distribution Agreement; (ii) our entry into an agreement to pledge an additional 9,326,000 shares of common stock to Cornell Capital Partners and (iii) the absence of any event of default with respect to the debenture. We agreed to issue common stock warrants to Cheshire as an inducement for its pledge of the 6,000,000 shares to Cornell Capital Partners. These warrants are exercisable at any time between August 2005 and August 2010 at an exercise price of $0.78 per share for that number of shares equal to 2,000 times the number of days that Cheshire’s shares remain pledged to Cornell Capital Partners.

We also issued warrants to purchase 500,000 shares of common stock, exercisable for 5 years at an exercise price of $0.924 per share, to Cornell Capital Partners in connection with the $1,000,000 borrowed under the bridge loan. In some circumstances the number of warrant shares can be increased, and the exercise price decreased, by the operation of a ratchet-type antidilution provision.

Finally, we paid Cornell Capital Partners a cash commitment fee of $100,000 and a structuring fee of $10,000 in connection with the $1,000,000 borrowed.

Plan of Distribution
Cornell Capital Partners has advised us that the sale or distribution of our common stock owned by it may be effected directly to purchasers by Cornell Capital Partners as principal or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Nasdaq SmallCap Market or in any other market on which the price of our shares of common stock is quoted or (ii) in transactions otherwise than on the Nasdaq SmallCap Market or in any other market on which the price of our shares of common stock is quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by Cornell Capital Partners or by agreement between Cornell Capital Partners and underwriters, brokers, dealers or agents, or purchasers. If Cornell Capital Partners effects such transactions by selling shares of common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from Cornell Capital Partners or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).
Cornell Capital Partners and broker-dealers, if any, acting in connection with such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with the sale of common stock, and any commission received by them and any profit on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify Cornell Capital Partners and its controlling persons against certain liabilities under the Securities Act.
Cornell Capital Partners was formed in February 2000 as a Delaware limited partnership. Cornell Capital Partners is a domestic hedge fund in the business of investing in and financing public companies. Cornell Capital Partners does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price. Prospective investors should take these factors into consideration before purchasing our common stock.
Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholder is advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholder are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
The selling stockholder is subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and its regulations, including Regulation M. Under Regulation M, the selling stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while distributing shares covered by this prospectus.
From time to time this prospectus may be supplemented and amended as required by the Securities Act. During any time when a supplement or amendment is so required, the selling stockholder is to cease sales until the prospectus has been supplemented or amended.

Use of Proceeds
This prospectus relates to shares of our common stock that may be offered and sold from time to time by Cornell Capital Partners. There will be no proceeds to us from the sale of shares of common stock in this offering. The shares of common stock offered under this prospectus include 500,000 shares underlying warrants to purchase those shares at an exercise price of $0.924 per share. Cornell Capital Partners is not obligated to exercise the warrants. Assuming the exercise of all of the warrants, and further assuming that Cornell Capital Partners’ exercise of the warrants is not via the “net exercise” method, we would receive $462,000, which we would use for working capital and general corporate purposes.
Legal Matters
The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP, San Diego, California.
Experts
The financial statements as of December 31, 2004 included in this prospectus and included elsewhere in the registration statement have been audited by Levitz, Zacks & Ciceric, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements as of December 31, 2003 and for each year in the two year period then ended, included in this prospectus and included elsewhere in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information
We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and the shares being offered under this prospectus, as well as the convertible debentures and the warrants overlying these shares, we refer you to the registration statement, including the exhibits and schedules thereto.
You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet web site, which is located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet web site. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.
Material incorporated by reference into this prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.
We maintain an Internet web site at www.imnr.com. We have not incorporated by reference into this prospectus the information on our web site, and you should not consider it to be a part of this prospectus.

Documents Incorporated by Reference
The following documents filed by us with the Securities and Exchange Commission (the “Commission”) are incorporated into this registration statement by reference:
•	our Annual Report on Form 10-K as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, as filed on March 25, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed on May 13, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed on August 15, 2005;

•	our Current Reports on Form 8-K, as filed on February 10, 2005, May 5, 2005, June 23, 2005, July 12, 2005, July 20, 2005, August 9, 2005, August 19, 2005, August 31, 2005 and September 9, 2005; and

•	the description of our capital stock contained in our Registration Statement on Form S-1, as filed on July 22, 2005, including the preliminary prospectus included therein.
All documents subsequently filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated be reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of all or any of the documents that have been incorporated herein by reference, but are not delivered with this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to:
The Immune Response Corporation
5931 Darwin Court
Carlsbad, California 92008
Attn: Investor Relations
*   *   *
You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of shares of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares of our common stock in any circumstances under which the offer or solicitation is unlawful.